Exhibit 99.1

Renren Announces Unaudited Second Quarter 2018 Financial Results

BEIJING, China, September 11, 2018 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates a social networking service (SNS) business, used auto business and SaaS business, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Highlights

•	Total net revenues were US$135.0 million, a 582% increase from the corresponding period in 2017.

—	Used auto sales revenue was US$122.7 million. We initiated used auto sales business through one of our subsidiaries in the second quarter of 2017.
—	Internet Value-Added Services (IVAS) and others net revenues were US$12.1 million, an 18.6% increase from the corresponding period in 2017.
—	Financing income was US$0.2 million, a 97.4% decrease from the corresponding period in 2017.

•	Gross profit was US$5.4 million, a 16.0% increase from the corresponding period in 2017.

•	Operating loss was US$32.6 million, compared to an operating loss of US$15.1 million in the corresponding period in 2017.

•	Net income (1) attributable to the Company was US$166.1 million, compared to a net loss of US$17.2 million in the corresponding period in 2017.

•	Adjusted loss from continuing operations (2) (non-GAAP) was US$19.0 million, compared with an adjusted loss from continuing operations of US$9.9 million in the corresponding period in 2017.

•	Adjusted net income (2) (non-GAAP) was US$177.5 million, compared to an adjusted net loss of US$12.0 million in the corresponding period in 2017.

(1)	On April 30, 2018, the Company announced a series of transactions that included a cash dividend by the Company and a private placement by its subsidiary Oak Pacific Investment (the “Transaction”). The Transaction was completed in June 2018. The operational results of Oak Pacific Investment for the three months ended June 30, 2017, March 31, 2018, and June 30, 2018, have been excluded from the Company’s financial results from continuing operations and have been separately presented under discontinued operations. There was a one-time gain amounting to US$180.8 million that resulted from the Transaction and was not related to Renren’s continued operations post Transaction.

(2)	Adjusted loss from operations and net income (loss) are non-GAAP measures, which are defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets and net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. See “About Non-GAAP Financial Measures” below.

“We are pleased that our revenues grew 582% year-over-year, supported by the addition of our used auto retail business one year ago.  We have been able to leverage Renren’s past experience in integrating more technology into our auto business, including a mobile app for consumers to browse for autos and purchase value-added services, big data analytics to optimize procurement and an auto dealership SaaS platform that improve efficiencies in our dealership operations.  Q2 also saw the disposition of almost all of our investments in private companies.  We believe this will sharpen our management focus on our auto and SaaS operating businesses as we strive to create sustainable shareholder value for the long term,” commented Joseph Chen, Chairman and Chief Executive Officer.

Second Quarter 2018 Results

Total net revenues for the second quarter of 2018 were US$135.0 million, representing a 582% increase from the corresponding period in 2017, due to the launch of the used auto retail business in the second quarter of 2017.

Used auto sales revenue of US$122.7 million was generated through one of our subsidiaries conducting our used auto sales business, which is a new business that we initiated in the second quarter of 2017.

IVAS and others net revenues were US$12.1 million, representing an 18.6% increase from the corresponding period of 2017. The increase was mainly due to the revenue from our Renren mobile live streaming service and SaaS business.

Financing income was US$0.2 million for the second quarter of 2018, compared to US$8.6 million in the corresponding period of 2017. The decrease was in line with the decrease of financing receivable due to the reformation of used auto dealership financing services from US$238.6 million as of June 30, 2017 to US$13.2 million as of June 30 2018.

Cost of revenues was US$129.6 million, compared to US$15.1 million from the corresponding period of 2017. The increase was primarily due to the cost of used auto sales.

Operating expenses were US$38.0 million, a 92.6% increase from the corresponding period of 2017.

Selling and marketing expenses were US$9.9 million, an 81.4% increase from the corresponding period of 2017. The increase was primarily due to the increase in headcount and personnel related expenses for the used auto sales business.

Research and development expenses were US$6.8 million, a 48.3% increase from the corresponding period in 2017. The increase was primarily due to an increase in headcount and personnel related expenses for the SaaS business.

General and administrative expenses were US$21.3 million, a 120% increase from the corresponding period in 2017. The increase was primarily due to an increase in share-based compensation expenses.

Share-based compensation expenses, which were all included in operating expenses, were US$13.5 million, compared to US$5.2 million in the corresponding period in 2017. The increase was mainly due to a modification which repriced the exercise price with respect to options.

Loss from operations was US$32.6 million, compared to a loss from operations of US$15.1 million in the corresponding period in 2017.

Loss in equity method investments was US$0.6 million, compared to earnings of US$57.7 million in the corresponding period in 2017.

Net income attributable to the Company was US$166.1 million, compared to a net loss of US$17.2 million in the corresponding period in 2017. The improvement was primarily due to a US$180.8 million one off gain recognized resulting from the transaction the Company announced on April 30, 2018.

Adjusted loss from continuing operations (non-GAAP) was US$19.0 million, compared with an adjusted loss from operations of US$9.9 million in the corresponding period in 2017. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets.

Adjusted net income (non-GAAP) was US$177.5 million, compared to an adjusted net loss of US$12.0 million in the corresponding period in 2017. The adjusted net income for the second quarter of 2018 was mainly attributable to a one-time gain amounting to US$180.8 million that resulted from the foresaid Transaction. Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$123 million to US$128 million in the third quarter of 2018, representing a 104.3% to 112.6% year-over-year increase. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) business, used auto business and SaaS business. Renren's American depositary shares, each of which represents fifteen Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the third quarter of 2018 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted income (loss) from operations and net income (loss)" which are defined as "non-GAAP financial measures" by the SEC, in evaluating its business. We define adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. Renren continuously and periodically reviews the operating results and business performance from operational perspectives. Starting from the first quarter of 2018, there was a significant impact on net income (loss) due to the material and significant noncash amount of fair value change of contingent consideration relating to the used auto dealerships of the emerging used auto business. Due to the nature of the business, Renren believes that including adjusted income (loss) from operations and excluding the impact of such fair value changes more appropriately reflects Renren’s results of operations, and provides investors with a better understanding of Renren’s business performance. To facilitate investors and analysts, we present the foresaid impact in "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" retrospectively. We present adjusted income (loss) from operations and net income (loss) because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

RENREN INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of US dollars)

	December 31,	June 30,
	2017	2018

ASSETS
Current assets:
Cash and cash equivalents	$128,595	$30,508
Restricted cash	47,253	6,347
Accounts receivable, net	6,260	1,423
Financing receivable, net	125,478	13,225
Prepaid expenses and other current assets	50,183	59,148
Amounts due from related parties	15,224	6,708
Inventory, net	95,012	75,215
Total current assets	468,005	192,574

Non-current assets:
Long-term financing receivable, net	8	—
Property and equipment, net	29,532	1,891
Goodwill and intangible assets, net	104,197	124,168
Long-term investments	565,366	35,565
Non-current amount due from a related party	—	90,000
Other non-current assets	27,056	41,218
Total non-current assets	726,159	292,842
TOTAL ASSETS	$1,194,164	$485,416

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$20,046	$6,473
Short-term debt	61,479	54,300
Accrued expenses and other current liabilities	45,898	30,711
Payable to investors	142,689	2,353
Amounts due to related parties	17,746	3,545
Deferred revenue and advance from customers	11,489	6,895
Income tax payable	12,652	12,513
Contingent consideration	5,944	7,812
Long-term debt - current	52,604	—
Total current liabilities	370,547	124,602

Non-current liabilities:
Long-term debt	47,665	40,000
Long-term contingent consideration	60,850	79,181
Other non-current liabilities	6,356	—
Total non-current liabilities	114,871	119,181
TOTAL LIABILITIES	$485,418	$243,783

Shareholders' Equity:
Class A ordinary shares	727	731
Class B ordinary shares	305	305
Additional paid-in capital	1,303,117	703,619
Statutory reserves	6,712	6,712
Accumulated deficit	(653,173)	(511,708)
Accumulated other comprehensive income	17,116	(2,178)
Total Renren Inc. shareholders' equity	674,804	197,481
Noncontrolling interests	33,942	44,152
TOTAL EQUITY	708,746	241,633
TOAL LIABILITIES AND EQUITY	$1,194,164	$485,416

RENREN INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of US dollars, except share data and per share data, ADS data, and per ADS data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018
Net revenues:
Used auto sales	$1,042	$123,606	$122,728	$1,042	$246,334
IVAS and others	10,187	13,970	12,085	21,311	26,055
Financing income	8,559	2,203	224	17,906	2,427
Total net revenues	19,788	139,779	135,037	40,259	274,816
Cost of revenues	(15,107)	(127,740)	(129,605)	(29,319)	(257,345)
Gross profit	4,681	12,039	5,432	10,940	17,471
Operating expenses:
Selling and marketing	(5,467)	(11,397)	(9,916)	(10,930)	(21,313)
Research and development	(4,606)	(7,339)	(6,830)	(10,385)	(14,169)
General and administrative	(9,681)	(17,932)	(21,292)	(21,609)	(39,224)
Total operating expenses	(19,754)	(36,668)	(38,038)	(42,924)	(74,706)
Loss from operations	(15,073)	(24,629)	(32,606)	(31,984)	(57,235)

Other income (expenses)	208	(10,676)	30,815	(39)	20,139
Interest income	346	803	411	654	1,214
Interest expenses	(931)	(1,264)	(900)	(1,822)	(2,164)
Realized loss on short-term investments	(201)	—	—	(101)	—
Total non-operating (loss) income	(578)	(11,137)	30,326	(1,308)	19,189

Loss before provision of income tax and earnings (loss) in equity method investments, net of tax	(15,651)	(35,766)	(2,280)	(33,292)	(38,046)
Income tax expenses	(688)	(831)	(116)	(1,468)	(947)
Loss before earnings (loss) in equity method investments, net of tax	(16,339)	(36,597)	(2,396)	(34,760)	(38,993)
Earnings (loss) in equity method investments, net of tax	57,668	(808)	(621)	57,741	(1,429)
Income (loss) from continuing operations	41,329	(37,405)	(3,017)	22,981	(40,422)

Discontinued operation:
Loss from operations of discontinued operations, net of income tax	(58,524)	(4,165)	(11,793)	(56,354)	(15,958)
Gain on deconsolidation of the subsidiaries, net of income tax	—	—	180,829	—	180,829
(Loss) income from discontinued operations, net of tax	(58,524)	(4,165)	169,036	(56,354)	164,871
Net (loss) income	(17,195)	(41,570)	166,019	(33,373)	124,449
Net loss attributable to noncontrolling interests	—	20	100	—	120

Net (loss) income attributable to Renren Inc.	$(17,195)	$(41,550)	$166,119	$(33,373)	$124,569

Net (loss) income per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	$(0.06)	$(0.00)	$0.16	$(0.05)	$0.16
Diluted	$(0.06)	$(0.00)	$0.15	$(0.05)	$0.15

Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$(0.02)	$(0.04)	$0.16	$(0.03)	$0.12
Diluted	$(0.02)	$(0.04)	$0.15	$(0.03)	$0.11
Net (loss) income attributable to Renren Inc. shareholders per ADS*:
Basic	$(0.25)	$(0.60)	$2.41	$(0.49)	$1.81
Diluted	$(0.25)	$(0.60)	$2.21	$(0.49)	$1.71

Weighted average number of shares used in calculating net (loss) income per ordinary share attributable to Renren Inc. shareholders:
Basic	1,027,812,327	1,033,468,103	1,035,143,003	1,027,097,660	1,034,310,179
Diluted	1,027,812,327	1,033,468,103	1,130,285,008	1,027,097,660	1,093,742,531
Weighted average number of shares used in calculating net (loss) income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,027,812,327	1,033,468,103	1,035,143,003	1,027,097,660	1,034,310,179
Diluted	1,027,812,327	1,033,468,103	1,130,285,008	1,027,097,660	1,093,742,531

* Each ADS represents 15 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

(In thousands of US dollars)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018

Loss from opeartions	$(15,073)	$(24,629)	$(32,606)	$(31,984)	$(57,235)
Add back: Shared-based compensation expenses	5,169	12,327	13,465	10,312	25,792
Add back: Amortization of intangible assets	—	131	131	—	262
Adjusted loss from operations	$(9,904)	$(12,171)	$(19,010)	$(21,672)	$(31,181)
Net (loss) income	$(17,195)	$(41,550)	$166,119	$(33,373)	$124,569
Add back: Shared-based compensation expenses	5,169	12,327	13,465	10,312	25,792
Add back: Fair value change of contingent consideration	—	10,265	(2,197)	—	8,068
Add back: Amortization of intangible assets	—	131	131	—	262
Adjusted net (loss) income	$(12,026)	$(18,827)	$177,518	$(23,061)	$158,691